UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on letter from the Ministry of Mines and Energy —

Rio de Janeiro, March 28, 2022 - Petróleo Brasileiro S.A. - Petrobras, following up on the release disclosed on 03/05/2022, informs that it received a letter from the Ministry of Mines and Energy on today's date, at 6:25 p.m., in reference to the Petrobras Annual General Meeting to be held on April 13, 2022, with two replacements in the nominations for election to the company's Board of Directors.

The controlling shareholder is nominating the following candidates:

Candidate Name	Position
Luiz Rodolfo Landim Machado	Chairman of the Board of Directors
Adriano Pires de Andrade	Member of the Board of Directors
Carlos Eduardo Lessa Brandão	Member of the Board of Directors
Eduardo Karrer	Member of the Board of Directors
Luiz Henrique Caroli	Member of the Board of Directors
Márcio Andrade Weber	Member of the Board of Directors
Ruy Flaks Schneider	Member of the Board of Directors
Sonia Julia Sulzbeck Villalobos	Member of the Board of Directors

The letter also indicates Mr. Adriano Pires de Andrade for the position of CEO, to be deliberated later by the company's Board of Directors.

Below are the resumes of the new candidates nominated.

Adriano Pires de Andrade. Mr. Adriano Pires de Andrade has a degree in economics from UFRJ, a master's degree in Energy Planning from COPPE/UFRJ and a PhD in Industrial Economics from the University of Paris XIII. He is Founding-Director of the Brazilian Center for Infrastructure (since Jan/2000), and was Adjunct Professor of the Energy Planning Program (COPPE/UFRJ) (1983-2009). He was Advisor to the Director General of the National Petroleum Agency (2001) and held the positions of Superintendent of Supply of the National Petroleum Agency (Dec/1998-Aug/1999) and Superintendent of Import and Export of Oil, Oil Products and Natural Gas of the National Petroleum Agency (Apr/1998-Nov/1998). (excerpt from resume received by Petrobras).

Eduardo Karrer. Mr. Eduardo Karrer has a degree in Civil Engineering from Universidade do Estado do Rio de Janeiro - UERJ, and MBA in Finance and Administration from Universidade Católica do Rio - PUC- RJ. He has Executive Education in Advanced Management Program at SMU-COX, Dallas, Texas and Leadership and Talent Development Program, at Rice University, Houston, Texas. He is an executive with 30 years of experience in the management of different conglomerates, including public and private entities, and in the permanent relationship with investors and shareholders, such as ENEVA, MPX, Rio Polímeros, El Paso and Petrobras. He has extensive experience in origination, structuring, implementation and operation of assets and business units in several countries, especially Brazil, Argentina, Chile, Colombia, Bolivia and the United States. He has experience in publicly traded companies, including the positions of CEO and Investor Relations Executive Officer, including investor and stakeholder relations in South America, North America, Europe and Asia. He has experience in start-up's, including the company Cia Positiva de Energia, of which he is managing partner and founder. (excerpt from resume received by Petrobras).

The resumes of the other candidates were released in the press release of 03/05/2022.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer